Exhibit 99.3

LETTER OF CONSENT

Canadian Natural Resources Limited

2100, 855 — 2nd Street SW

Calgary, Alberta T2P 4J8

Re:   Consent of Independent Petroleum Consultants

To Whom It May Concern:

We refer to the prospectus supplement (the “Prospectus Supplement”) of Canadian Natural Resources Limited (the “Company”) relating to the offering by the Company of debt securities under a base shelf prospectus forming part of the Registration Statement on Form F-10 (333-207578) filed by the Company with the U.S. Securities and Exchange Commission (the “Registration Statement”).

We hereby consent to the use of and reference to our name and report with respect to the reserves data attributable to the Acquired AOSP Assets (as defined in the Prospectus Supplement) included or incorporated by reference in the Prospectus Supplement and the Registration Statement.  We also consent to the reference to us under the heading “Experts” in the Prospectus Supplement.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Tim R. Freeborn

Tim R. Freeborn, P. Eng.
Vice President

Calgary, Alberta, Canada
May 23, 2017

4100, 400 - 3rd Ave SW Calgary, AB, Canada T2P 4H2  |  tel 403-266-9500   |  gljpc.com